UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Innodata Inc.

(Name of Issuer)

common stock, $.01 par value

(Title of Class of Securities)

457642 20 5

(CUSIP Number)

November 20, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Nick Toor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 218,948
	6	SHARED VOTING POWER 1,254,606
	7	SOLE DISPOSITIVE POWER 218,948
	8	SHARED DISPOSITIVE POWER 1,254,606

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,473,554
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

Innodata Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

55 Challenger Road

Ridgefield Park, New Jersey 07660

Item 2(a).	Names of Persons Filing:

The name of the person filing this report (the “Reporting Persons”) is Nick Toor

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is:

5055 West Patrick Lane

Suite 104

Las Vegas, NV 89118

Item 2(c).	Citizenship:

Mr. Toor is a citizen of the United States of America

Item 2(d).	Title of Class of Securities:

common stock, $.01 par value (“Common Stock”)

Item 2(e).	CUSIP Number:

457642 20 5

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentage reported is based on 25,877,454 outstanding shares of Common Stock, as reported in the Issuer’s Form 10-Q filed on November 9, 2017.

The Reporting Person directly holds 218,948 shares of Common Stock. An entity of which the Reporting Person serves as Chief Investment Officer directly holds 1,254,606 shares of Common Stock. The Reporting Person may be deemed to beneficially own the 1,254,606 shares of Common Stock held by this entity.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The entity that directly holds the 1,254,606 shares of Common Stock has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, such shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    November 30, 2017

/s/ Nick Toor

NICK TOOR